Exhibit 99.1

Pembina Pipeline Corporation Files 2019 Year-End Disclosure Documents

CALGARY, Feb. 28, 2020 /CNW/ - Pembina Pipeline Corporation ("Pembina" or "the Company") (TSX: PPL; NYSE: PBA) has filed its audited consolidated financial statements for the year ended December 31, 2019 as well as the related management's discussion and analysis, with Canadian securities regulatory authorities. Pembina has also filed its Form 40-F for the year ended December 31, 2019 with the U.S. Securities and Exchange Commission. Investors and other stakeholders can obtain these documents via www.sedar.com, www.sec.gov (for the Form 40-F), www.pembina.com under Investor Centre, or they may request a printed copy free of charge by contacting Investor Relations at investor-relations@pembina.com or 1-855-880-7404.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently constructing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

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SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2020/28/c2052.html

%CIK: 0001546066

For further information: Investor Relations, Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 11:10e 28-FEB-20